CONFIDENTIAL TREATMENT REQUESTED

BY UTSTARCOM, INC.

UTSI - 0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED BY [***].

May 16, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:                                         Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

John Harrington, Staff Attorney

Robert Littlepage, Accountant Branch Chief

Kenya Gumbs, Staff Accountant

Re:                             UTStarcom, Inc.

Amendment No. 1 Annual Report on Form 10-K

Filed April 19, 2011

File No.  000-29661

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 9, 2011 (the “Staff Letter”) relating to Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by UTStarcom, Inc., a Delaware corporation (the “Company”), on April 19, 2011 (File No. 000-29661).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Acquisition, page 5

1.                                      We note the disclosures concerning the Stage Smart Limited acquisition and the Company’s right to repurchase the Company’s shares if by the one year anniversary of the closing date regulatory approvals have not been obtained as outlined in the post-closing covenants.  Disclose and explain to us if this is a rescission right and clarify whether the exercise of this right will ultimately have a cost to the Company.  If so, quantify the amount of the repurchase price, if known, or describe how the repurchase price will be determined under the terms of the repurchase agreement.  Furthermore, please disclose whether or not the Company will be able to rescind the purchase of the Series A preference shares.  If so, you should also fully disclose the terms and conditions of this rescission agreement.

As discussed with the Staff, we propose to revise the disclosure to clarify the description of the investment.  As discussed, the contract between Smart Frontier Holdings Limited (“Smart Frontier”) and the Company titles the right as a “right to repurchase” the UTStarcom shares issued to Smart Frontier and not as a right of rescission of the issuance by either UTStarcom or Smart Frontier.  Also, as discussed, the Company does not have a similar right to recover its cash investment in Stage Smart (for the Series A Preference Shares) and if the Company exercised its right to repurchase the UTStarcom shares issued to Smart Frontier the Company would no longer be the controlling shareholder in Stage Smart.  The proposed revised disclosure is as follows:

“On October 16, 2010, we entered into an Ordinary Shares Purchase Agreement with Stage Smart Limited (“Stage Smart”) and Smart Frontier Holdings Limited (“Smart Frontier”), the sole shareholder of Stage Smart, to enable us to launch an internet TV platform to generate revenue through subscription, advertising and value-added service in the coming years. Pursuant to the Ordinary Shares Purchase Agreement, we agreed to purchase from Smart Frontier 5,100,000 ordinary shares of Stage Smart held by Smart Frontier (the “Purchase Shares”) for an aggregate purchase price of $10.0 million paid in the form of the number of shares of our common stock calculated by dividing $10.0 million by the average closing price per share of our common stock quoted on the NASDAQ stock market for the thirty day period immediately preceding the date of closing of the transaction which closely approximates the market value on the day of issuance. Pursuant to the Ordinary Shares Purchase Agreement, the Company has the right to repurchase the Company’s shares issued as part of the consideration to Smart Frontier if by the one year anniversary of the closing date regulatory approvals have not been obtained as outlined in the post-closing covenants.  The repurchase would be effected through an exchange with Smart Frontier of the 5,100,000 ordinary shares of Stage Smart the Company purchased in the transaction for the UTStarcom shares issued to Smart Frontier in the transaction.  Concurrent with entering into the Ordinary Shares Purchase Agreement, we also entered into a Series A Preference Shares Purchase Agreement with Stage Smart and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier.  Pursuant to the Series A Preference Shares Purchase Agreement, we agreed to purchase from Stage Smart 9,600,000 Series A Preference Shares of Stage Smart at a price of $2.08333 per share, for an aggregate consideration of $20.0 million payable in cash.  There is no repurchase right related to Series A Preference Shares.  The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of Stage Smart which gives the Company control over Stage Smart.  From the date of acquisition of November 8, 2010, Stage Smart and its affiliated entity and its wholly owned subsidiary were consolidated into our results. We recorded intangible assets and goodwill of $5.0 million and $13.8 million, respectively.  See Note 11 of Notes to our Consolidated Financial Statements included under Part II, Item 8 of this Annual Report on Form 10-K.  In the event of the exercise of the repurchase right, our interest in Stage Smart would be reduced to 49% and Smart Frontier would hold 51% of the outstanding equity securities of Stage Smart and notwithstanding our investment in the Series A Preference Shares, we would no longer have control over Stage Smart.”

Item 9A — Controls and Procedures, page 5

2.                                      Please explain to us in more detail the nature of the “material wire transfer” that was made.  For example, tell us who made this transfer, when it was made, and how much money was involved.  Explain how you identified the transfer and what actions you took in response.  Although you disclose that the transfer was made “without appropriate analysis of the business rationale and adequate authorization,” it is not clear to us whether there ultimately was a proper or supposed business purpose for this transfer or whether this was merely an attempted misappropriation. We may have further comments upon review of your response.

In response to the Staff’s comment, we are supplementally providing the information contained in this response letter.

[***]

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Other Matters

Please direct your questions or comments to me by telephone at +86 (10) 8520-5151 or by fax at +86 (10) 8520-5599.  Please also feel free to contact our legal counsel, Carmen Chang or Scott Anthony at (650) 493-9300 or by fax at (650) 493-6811.  Thank you for your assistance.

Respectfully submitted,

UTSTARCOM, INC.

/s/ EDMOND CHENG

Edmond Cheng, Chief Financial Officer

Enclosures

cc:	Jack Lu, President and Chief Executive Officer, UTStarcom, Inc. (without enclosures)
Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)
Scott Anthony, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)